Exhibit 99.1

ATA Announces Chief Financial Officer Transition

CFO Benson Tsang to remain as a consultant to the Company,

Vice President of Finance Shelly Jiang to serve as interim CFO

Beijing, China, May 14, 2015— ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that Mr. Benson Tsang, the Company’s chief financial officer and chief accounting officer, has tendered his resignation effective June 30, 2015, to pursue other interests. Mr. Tsang will continue to serve ATA as an independent consultant advising on the Company’s corporate and financial strategy. Ms. Shelly Jiang, ATA’s vice president of finance, will assume the role of interim CFO.

Mr. Kevin Ma, ATA’s Chairman and CEO, stated, “On behalf of the entire leadership team here at ATA, I would like to thank Benson for his dedication and contributions to the Company over the past five years. He has played an integral role in establishing and maintaining ATA’s strong financial foundation, and we are very fortunate and pleased that he will continue as an independent consultant to the Company.”

Mr. Ma continued, “We have appointed Vice President of Finance Shelly Jiang as interim CFO. Shelly’s intimate knowledge of ATA’s operations and financial structure will allow the Company a smooth transition. She has served in our finance department since 2004 and possesses substantial experience with U.S. and PRC accounting standards. I greatly look forward to continuing our work here at ATA with both Benson and Shelly.”

Mr. Tsang said, “I would like to thank Kevin and the entire management team at ATA for my past several years at the Company. I was attracted to ATA five years ago by, among other things, Kevin’s vision and unwavering dedication to serving graduating students and jobseekers. I am grateful to have been a part of this vision and am pleased that I will be able to stay involved in the Company’s development and execution of its growth initiatives down the road.  I am also extremely proud to call Kevin a personal friend.”

Ms. Jiang was instrumental in preparing the Company for its 2008 IPO and has been handling day-to-day finance and accounting matters, as well as managing and implementing ATA’s budgets and financial controls. From 2002 to 2004, Ms. Jiang served as a project manager in the investment banking department at Yinchuan Economic & Technical Development Zone Investment Holding Co., Ltd. From 1997 to 2002, she served as a senior auditor at Deloitte Touche Tohmatsu. Ms. Jiang possesses the Certified Public Accountant qualification in China. She received a bachelor’s degree in finance from Peking University’s Guanghua Management School and a master’s degree in accounting and finance from Queen Mary University of London’s School of Business and Management.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of December 31, 2014, ATA’s test center network comprised 2,992 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 65.1 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.ata.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Lucy Ma, Senior Associate	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5517	415-568-2255
maxiaopeng@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com